SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2007

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Receives $3.0 Million in New Orders for Projects in Israel dated March 8, 2007.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal  Security  Systems  Receives  $3.0  Million in New Orders for  Projects in
Israel

Thursday March 8, 7:00 am ET

Projects Cover Broad Spectrum of the Company's Products Securing Both Civilian and Government Sites

YAHUD, Israel, March 8 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS; TASE: MAGS), today announced that it recently received new orders from Israeli customers amounting to approximately US$3.0 million.

The new orders include two turnkey projects to secure civilian and government sites in Israel amounting to $3.0 million. The orders cover a broad spectrum of the Company's products and security platforms and include one of the Company's latest products, the state-of-the-art Dreambox intelligent video, audio and sensors management platform. The orders are expected to be supplied during 2007.


The first order is for a turnkey project to supply an intrusion-detection and video-surveillance systems to protect a sensitive site in Israel. As part of the project, Magal will implement its Vibration Intrusion Detection System and its Magnet Command & Control System.

The second order is an extension of an existing order for a total of over $1 million for our advanced DreamBox video content analysis solution.

Mr. Izhar Dekel, CEO of Magal, said: "These new comprehensive turnkey projects, to both the government and civilian space, further validate our ability to migrate our diverse high-end security platforms to the broad civilian market. These two new orders, which include a follow on order from an existing customer, further validate our leadership position in this market. We see substantial potential in the evolving high-end civilian security market to both broaden our customer base and increase our offerings to current customers."

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary in the U.S. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China. Magal trades under the symbol MAGS in the U.S. on the NASDAQ Global Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

    Contacts:

    Company Investor Relations
    Magal Security Systems, Ltd       G.K. Investor Relations
    Raya Asher, CFO                   Ehud Helft/Kenny Green
    Tel: +972-3-5391444               Tel: +1-866-704-6710
    Fax: +972-3-5366245               E-mail: info@gkir.com
    E-mail: magalssl@trendline.co.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  March 9, 2007